Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 9, 2021

Daniel Barel on Cheddar TV – Interview Transcript

February 9, 2021

JILL WAGNER:

Welcome back to Cheddar’s Opening Bell.

As the EV space lights up, a new company is going public via SPAC. REE Automotive will merge with the blank check company 10X Capital. The deal values the Israeli start-up at about 3.6 billion dollars. I’m joined now by Daniel Barel, CEO and Co-Founder of REE Automotive, all the way from Tel Aviv. Great to have you on. First tell us about your company. What exactly does REE offer clients?

DANIEL BAREL:

Good morning. What we do is we're changing a paradigm that had been in existence for the past century where we've been building cars exactly the same way. What we are here to do is to create far more modular, more capable electric vehicles that are agnostic to size, power and driver, essentially allowing everybody to build mission-specific vehicles that can be any size, any shape, have any kind of power so they can be battery or fuel cell powered, they can be autonomous or manually driven. That flexibility in building electric vehicles we believe is going to be key in the future of electric mobility in the future.

JILL:

So this isn't specifically for one company. These are parts that can be used based universally?

DANIEL:

Think about it like a cornerstone. We're basically building a cornerstone for automotive for everybody to build upon. So very similar to other technology products where you start with an ECU, with the chip, with the processor. With our technology, you start with what you see here on the screen which is the platform. It houses basically everything—the motor, the drivetrain, the suspension, the steering, the brakes, the control. Upon that you build a vehicle. You build the body, you build the interfaces, etc. Essentially everything you need in order to make the car go is provided by us.

JILL:

SPACs have been a huge story at least for the past few months so why go public via a SPAC instead of a traditional IPO?

DANIEL:

We assessed a number of ways to raise capital right because we want to accelerate our mass production and bring our technology to market. We chose a SPAC because we believe that it gives us the flexibility to choose our running partners and we found great partners at 10X Capital, the SPAC we are merging with. The ability to move faster into the market with the right partner we believe is key in executing our long-term plans.

JILL:

Are you partnering or have you been in talks with any of the big automakers out there to provide them your product?

DANIEL:

Yes, we have announced quite a few collaborations recently. The last one of them is with Mahindra, which is one of the oldest EV players in the world, and a few others in the past. We came out of stealth about 18 months ago and what we are doing with our business model is that we believe that we complete, we do not compete. We allow basically everybody on the market to move faster at a fraction of the cost towards electrification. So we collaborate with OEMs, both traditional and new OEMs, mobility players, logistics companies, delivery companies and robotic companies.

JILL:

How do you plan to use this money that you're raising from going public? Do have expansion plans? Where are you planning to use the money?

DANIEL:

First and foremost, we're going to use it in order to accelerate our strategic plans of mass production where we expect to start mass production at the beginning of 2023. In addition to that of course, we're going to expand globally. Currently, we are on the path of becoming a global company. We came out of Tel Aviv but we currently have offices in Germany, the UK and the US, and that's also going to expand.

JILL:

Your base as you mentioned is in Tel Aviv, Israel. Israel is such a hot spot right now in terms of tech startups. There've been a lot of books written about it. Why do you think it is?

DANIEL:

Well some say it's in the water. (laugh) Other than that, I believe that Israel is a very good place to grow innovation. I can’t speak on behalf of everybody but are at REE, we don’t believe in the impossible. We always say impossible, we only do it once. Miracles sometimes take a little bit longer. The ability in Israel to drive innovation far faster and attract major talent is key in growing a tech company towards becoming a big international player.

JILL:

Congratulations on going public and great to have you on Daniel Barel, CEO and Co-Founder of REE Automotive. Thank you.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.